================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO

                                (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          UNIGRAPHICS SOLUTIONS INC.
                      (Name of subject company (issuer))

                             UGS ACQUISITION CORP.
                      ELECTRONIC DATA SYSTEMS CORPORATION
                     (Names of filing persons (offerors))

                Class A Common Stock,  par value $.01 per share
                        (Title of class of securities)

                                   904928108
                                (CUSIP number)

                            D. Gilbert Friedlander
             Senior Vice President, General Counsel and Secretary
                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                              Plano, Texas  75024
                                (972) 604-6000
           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)

                                   Copy to:

                                Andrew M. Baker
                              Baker Botts L.L.P.
                          2001 Ross Avenue, Suite 700
                             Dallas, Texas  75201
                                (214) 953-6500

                           CALCULATION OF FILING FEE

            Transaction Valuation*             Amount of Filing Fee**
            ----------------------             ----------------------
                $173,133,025.00                       $34,627

______________________
* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Unigraphics Solutions Inc. (5,327,170 shares at August 10, 2001) at a purchase price of $32.50 per share.
** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not Applicable.           Filing Party: Not Applicable.
       Form or Registration No.: Not Applicable.         Date Filed: Not Applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [x]  third-party tender offer subject to Rule 14d-1.
    [_]  issuer tender offer subject to Rule 13e-4.
    [x]  going-private transaction subject to Rule 13e-3.
    [_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

     This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (this "Schedule TO") is filed by Electronic Data Systems Corporation, a Delaware corporation ("EDS"), and UGS Acquisition Corp. ("Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of EDS. This Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of Unigraphics Solutions Inc., a Delaware corporation (the "Company"), at $32.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation all of the information required by
Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

ITEM 10.  Financial Statements.

     Not applicable.

ITEM 12.  Materials to be Filed as Exhibits.

(a)(1)(A)   -  Offer to Purchase dated August 21, 2001
(a)(1)(B)   -  Letter of Transmittal
(a)(1)(C)   -  Notice of Guaranteed Delivery
(a)(1)(D)   -  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees
(a)(1)(E)   -  Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees
(a)(1)(F)   -  Guidelines for Certification of Taxpayer Identification Number of
               Substitute Form W-9
(a)(1)(G)   -  Summary advertisement as published on August 21, 2001
(a)(1)(H)   -  Text of press release issued jointly by EDS and the Company dated
               May 23, 2001 (incorporated by reference to the Schedule TO filed by EDS on May 24, 2001)
(a)(1)(I)   -  Text of press release issued jointly by EDS and the Company dated
               August 3, 2001 (incorporated by reference to the Schedule TO filed by EDS on August 3, 2001)
(a)(1)(J)   -  Tender Offer Instruction Form for participants in the Company's
               Employee Stock Purchase Plan
(a)(1)(K)   -  Notice to participants in the Company's Employee Stock Purchase
               Plan
(a)(1)(L)   -  Tender Offer Instruction Form for participants in the Company's
               401(k) Plan
(a)(1)(M)   -  Notice to participants in the Company's 401(k) Plan
(a)(2)(A)   -  Solicitation/Recommendation Statement on Schedule 14D-9 of the
               Company dated August 21, 2001
(a)(2)(B)   -  Letter to Stockholders of the Company dated August 21, 2001
(a)(5)(A)   -  Complaint of Masseo Investments Ltd. against Unigraphics
               Solutions Inc., Electronic Data Systems Corporation, Paul J. Chiapparone, Jeffrey M. Heller, George Abigail, Anthony J. Affuso, J. Davis Hamlin, Leo J. Thomas, William P. Weber, and Gary B. Moore, filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(B)   -  Complaint of David Osher against Jeffrey M. Heller, Leo J.
               Thomas, D. Gilbert Friedlander, J. Davis Hamlin, William P. Weber, George M. Abigail, Anthony J. Affuso, Paul J. Chiapparone, Electronic Data Systems Corporation, and Unigraphics Solutions Inc., filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(C)   -  Complaint of Patrick Starr against Unigraphics Solutions Inc.,
               Electronic Data Systems Corporation, Jeffrey M. Heller, Dr. Leo
               J. Thomas, D. Gilbert Friedlander, J. Davis Hamlin, William P. Weber, George M. Abigail, Anthony J. Affuso and Paul J. Chiapparone, filed in the Court of Chancery of the State of Delaware on May 24, 2001

(a)(5)(D)   -  Complaint of Lisa Berkey against Unigraphics Solutions, Inc.,
               Paul J. Chiapparone, Jeffrey M. Heller, George Abigail, Anthony
               J. Affuso, J. Davis Hamlin, Leo J. Thomas, William P. Weber, Gary
               B. Moore, and Electronic Data Systems Corporation, filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(E)   -  Complaint of Phillip Brant against Jeffrey M. Heller, Leo J.
               Thomas, D. Gilbert Friedlander, J. Davis Hamlin, William P. Weber, George M. Abigail, Anthony J. Affuso, Paul J. Chiapparone, Electronic Data Systems Corporation, and Unigraphics Solutions Inc., filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(F)   -  Complaint of Charles Jobe against Unigraphics Solutions, Inc.,
               Paul J. Chiapparone, Jeffrey M. Heller, George Abigail, Anthony
               J. Affuso, J. Davis Hamlin, Leo J. Thomas, William P. Weber, Gary
               B. Moore and Electronic Data Systems Corporation, filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(G)   -  Complaint of DPM Limited Partnership against Unigraphics
               Solutions, Inc., Paul J. Chiapparone, Jeffrey M. Heller, George Abigail, Anthony J. Affuso, J. Davis Hamlin, Leo J. Thomas, William P. Weber, Gary B. Moore and Electronic Data Systems Corporation, filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(H)   -  Complaint of Mary Ann Jobe against Unigraphics Solutions, Inc.,
               Paul J. Chiapparone, Jeffrey M. Heller, George Abigail, Anthony
               J. Affuso, J. Davis Hamlin, Leo J. Thomas, William P. Weber, Gary
               B. Moore and Electronic Data Systems Corporation, filed in the Court of Chancery of the State of Delaware on May 25, 2001
(a)(5)(I)   -  Complaint of Magdalene Zygko against Unigraphics Solutions, Inc.,
               Electronic Data Systems Corp., Paul J. Chiapparone, Anthony J. Affuso, Jeffrey M. Heller, Richard H. Brown, George M. Abigail,
               D. Gilbert Friedlander, J. Davis Hamlin, Leo J. Thomas, William
               P. Weber and Does 1-100, filed in the Orange County Superior Court on May 24, 2001
(b)         -  None
(c)(1)      -  Opinion of Lehman Brothers Inc. to the Special Committee of the
               Board of Directors of the Company, dated August 2, 2001 (included as Annex B to the Offer to Purchase filed herewith as Exhibit
               (a)(1)(A))
(c)(2)      -  Materials presented by Lehman Brothers Inc. to the Special
               Committee of the Board of Directors of the Company on August 2, 2001
(c)(3)+     -  Materials presented by Greenhill & Co., LLC to senior management of EDS, dated May 22, 2001
(c)(4)      -  Materials presented by Greenhill & Co., LLC to senior management of EDS, dated May 2001
(c)(5)      -  Materials presented by Greenhill & Co., LLC to senior management of EDS, dated May 29, 2001
(c)(6)      -  Materials presented by Dresdner Kleinwort Wasserstein to senior management of EDS, dated April 20, 2001
(d)(1)      -  Agreement and Plan of Merger, dated as of August 2, 2001, among
               EDS, the Purchaser and the Company (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A))
(d)(2)      -  Registration Rights Agreement between the Company and EDS, dated
               January 1, 1998, incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998)(Registration No. 333-48261)
(d)(3)      -  Intercompany Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to Exhibit
               10.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998)(Registration No. 333-48261)
(d)(4)      -  Management Services Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to
               Exhibit 10.3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998)(Registration No. 333-48261)
(d)(5)      -  Intercompany Credit Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to
               Exhibit 10.4 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998)(Registration No. 333-48261)

(d)(6)  -  Tax Sharing Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to Exhibit
           10.7 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998)(Registration No. 333-48261)
(d)(7)  -  Memorandum of Understanding, effective as of January 1, 1998, between the Company and EDS regarding performance of certain obligations of EDS to General Motors Corporation, incorporated herein by reference to Exhibit 10.8 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21,
           1998)(Registration No. 333-48261)
(d)(8)  -  EDS Standard Sub-Lease Agreement, dated as of January 1, 1998, between the Company and EDS (Cypress, CA facility), incorporated herein by reference to Exhibit 10.19 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21,
           1998)(Registration No. 333-48261)
(d)(9)  -  EDS Standard Sub-Lease Agreement, dated as of January 1, 1998, between the Company and EDS (Maryland Heights, MO facility), incorporated herein by reference to Exhibit 10.18 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (filed May 21, 1998)(Registration No. 333-48261)
(f)     -  Section 262 of the Delaware General Corporation Law (included as
           Annex C to the Offer to Purchase filed herewith as Exhibit
           (a)(1)(A))
(g)     -  None
(h)     -  None

+ Confidential treatment requested for certain portions of this exhibit pursuant to Rule 24b-2 promulgated under the Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission ("SEC").

ITEM 13.  Information Required by Schedule 13E-3.

     The audited financial statements of the Company as of and for the two fiscal years ended December 31, 1999 and December 31, 2000 are hereby expressly incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC on March 27, 2001 (the "Form 10-K").

     The unaudited financial statements of the Company as of and for the quarter and six months ended June 30, 2001 are hereby expressly incorporated herein by reference to Part I, Item I of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed with the SEC on August 14, 2001 (the "Form 10-Q").

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2001

                                        UGS ACQUISITION CORP.


                                        By:  /s/ David B. Hollander
                                             ------------------------------
                                             Name:  David B. Hollander
                                                  -------------------------
                                             Title: Authorized Officer
                                                   ------------------------


                                        ELECTRONIC DATA SYSTEMS CORPORATION


                                        By:  /s/ D. Gilbert Friedlander
                                             ------------------------------
                                             Name:  D. Gilbert Friedlander
                                                  -------------------------
                                             Title: Senior Vice President,
                                                   ------------------------
                                                    General Counsel and
                                                   ------------------------
                                                    Secretary
                                                   ------------------------

                               INDEX OF EXHIBITS

Exhibit No.              Document
-----------              --------

(a)(1)(A)   -   Offer to Purchase dated August 21, 2001
(a)(1)(B)   -   Letter of Transmittal
(a)(1)(C)   -   Notice of Guaranteed Delivery
(a)(1)(D)   -   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees
(a)(1)(E)   -   Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees
(a)(1)(F)   -   Guidelines for Certification of Taxpayer Identification Number
                of Substitute Form W-9
(a)(1)(G)   -   Summary advertisement as published on August 21, 2001
(a)(1)(H)   -   Text of press release issued jointly by EDS and the Company dated May 23, 2001 (incorporated by reference to the Schedule TO filed by EDS on May 24, 2001)
(a)(1)(I)   -   Text of press release issued jointly by EDS and the Company dated August 3, 2001 (incorporated by reference to the Schedule
                TO filed by EDS on August 3, 2001)
(a)(1)(J)   -   Tender Offer Instruction Form for participants in the Company's
                Employee Stock Purchase Plan
(a)(1)(K)   -   Notice to participants in the Company's Employee Stock Purchase
                Plan
(a)(1)(L)   -   Tender Offer Instruction Form for participants in the Company's
                401(k) Plan
(a)(1)(M)   -   Notice to participants in the Company's 401(k) Plan
(a)(2)(A)   -   Solicitation/Recommendation Statement on Schedule 14D-9 of the
                Company dated August 21, 2001
(a)(2)(B)   -   Letter to Stockholders of the Company dated August 21, 2001
(a)(5)(A)   -   Complaint of Masseo Investments Ltd. against Unigraphics
                Solutions Inc., Electronic Data Systems Corporation, Paul J.
                Chiapparone, Jeffrey M. Heller, George Abigail, Anthony J.
                Affuso, J. Davis Hamlin, Leo J. Thomas, William P. Weber, and
                Gary B. Moore, filed in the Court of Chancery of the State of
                Delaware on May 24, 2001
(a)(5)(B)   -   Complaint of David Osher against Jeffrey M. Heller, Leo J.
                Thomas, D. Gilbert Friedlander, J. Davis Hamlin, William P.
                Weber, George M. Abigail, Anthony J. Affuso, Paul J.
                Chiapparone, Electronic Data Systems Corporation, and
                Unigraphics Solutions Inc., filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(C)   -   Complaint of Patrick Starr against Unigraphics Solutions Inc.,
                Electronic Data Systems Corporation, Jeffrey M. Heller, Dr. Leo
                J. Thomas, D. Gilbert Friedlander, J. Davis Hamlin, William P.
                Weber, George M. Abigail, Anthony J. Affuso and Paul J.
                Chiapparone, filed in the Court of Chancery of the State of
                Delaware on May 24, 2001
(a)(5)(D)   -   Complaint of Lisa Berkey against Unigraphics Solutions, Inc.,
                Paul J. Chiapparone, Jeffrey M. Heller, George Abigail, Anthony
                J. Affuso, J. Davis Hamlin, Leo J. Thomas, William P. Weber,
                Gary B. Moore, and Electronic Data Systems Corporation, filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(E)   -   Complaint of Phillip Brant against Jeffrey M. Heller, Leo J.
                Thomas, D. Gilbert Friedlander, J. Davis Hamlin, William P.
                Weber, George M. Abigail, Anthony J. Affuso, Paul J.
                Chiapparone, Electronic Data Systems Corporation, and
                Unigraphics Solutions Inc., filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(F)   -   Complaint of Charles Jobe against Unigraphics Solutions, Inc.,
                Paul J. Chiapparone, Jeffrey M. Heller, George Abigail, Anthony
                J. Affuso, J. Davis Hamlin, Leo J. Thomas, William P. Weber,
                Gary B. Moore and Electronic Data Systems Corporation, filed in the Court of Chancery of the State of Delaware on May 24, 2001
(a)(5)(G)   -   Complaint of DPM Limited Partnership against Unigraphics
                Solutions, Inc., Paul J. Chiapparone, Jeffrey M. Heller, George
                Abigail, Anthony J. Affuso, J. Davis Hamlin, Leo J. Thomas,
                William P.

                Weber, Gary B. Moore and Electronic Data Systems Corporation,
                filed in the Court of Chancery of the State of Delaware on May
                24, 2001
(a)(5)(H)   -   Complaint of Mary Ann Jobe against Unigraphics Solutions, Inc.,
                Paul J. Chiapparone, Jeffrey M. Heller, George Abigail, Anthony
                J. Affuso, J. Davis Hamlin, Leo J. Thomas, William P. Weber,
                Gary B. Moore and Electronic Data Systems Corporation, filed in the Court of Chancery of the State of Delaware on May 25, 2001
(a)(5)(I)   -   Complaint of Magdalene Zygko against Unigraphics Solutions,
                Inc., Electronic Data Systems Corp., Paul J. Chiapparone,
                Anthony J. Affuso, Jeffrey M. Heller, Richard H. Brown, George
                M. Abigail, D. Gilbert Friedlander, J. Davis Hamlin, Leo J.
                Thomas, William P. Weber and Does 1-100, filed in the Orange
                County Superior Court on May 24, 2001
(b)         -   None
(c)(1)      -   Opinion of Lehman Brothers Inc. to the Special Committee of the
                Board of Directors of the Company, dated August 2, 2001
                (included as Annex B to the Offer to Purchase filed herewith as
                Exhibit (a)(1)(A))
(c)(2)      -   Materials presented by Lehman Brothers Inc. to the Special
                Committee of the Board of Directors of the Company on August 2,
                2001
(c)(3)+     -   Materials presented by Greenhill & Co., LLC to senior management of EDS, dated May 22, 2001
(c)(4)      -   Materials presented by Greenhill & Co., LLC to senior management of EDS, dated May 2001
(c)(5)      -   Materials presented by Greenhill & Co., LLC to senior management of EDS, dated May 29, 2001
(c)(6)      -   Materials presented by Dresdner Kleinwort Wasserstein to senior management of EDS, dated April 20, 2001
(d)(1)      -   Agreement and Plan of Merger, dated as of August 2, 2001, among
                EDS, the Purchaser and the Company (included as Annex A to the
                Offer to Purchase filed herewith as Exhibit (a)(1)(A))
(d)(2)      -   Registration Rights Agreement between the Company and EDS, dated
                January 1, 1998, incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on
                Form S-1 (filed May 21, 1998)(Registration No. 333-48261)
(d)(3)      -   Intercompany Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to Exhibit
                10.2 to Amendment No. 1 to the Company's Registration Statement
                on Form S-1 (filed May 21, 1998)(Registration No. 333-48261)
(d)(4)      -   Management Services Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to
                Exhibit 10.3 to Amendment No. 1 to the Company's Registration
                Statement on Form S-1 (filed May 21, 1998)(Registration No. 333-
                48261)
(d)(5)      -   Intercompany Credit Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to
                Exhibit 10.4 to Amendment No. 1 to the Company's Registration
                Statement on Form S-1 (filed May 21, 1998)(Registration No. 333-
                48261)
(d)(6)      -   Tax Sharing Agreement, effective as of January 1, 1998, between the Company and EDS, incorporated herein by reference to Exhibit
                10.7 to Amendment No. 1 to the Company's Registration Statement
                on Form S-1 (filed May 21, 1998)(Registration No. 333-48261)
(d)(7)      -   Memorandum of Understanding, effective as of January 1, 1998, between the Company and EDS regarding performance of certain obligations of EDS to General Motors Corporation, incorporated herein by reference to Exhibit 10.8 to Amendment No. 1 to the
                Company's Registration Statement on Form S-1 (filed May 21,
                1998)(Registration No. 333-48261)
(d)(8)      -   EDS Standard Sub-Lease Agreement, dated as of January 1, 1998, between the Company and EDS (Cypress, CA facility), incorporated herein by reference to Exhibit 10.19 to Amendment No. 1 to the
                Company's Registration Statement on Form S-1 (filed May 21,
                1998)(Registration No. 333-48261)
(d)(9)      -   EDS Standard Sub-Lease Agreement, dated as of January 1, 1998, between the Company and EDS (Maryland Heights, MO facility), incorporated herein by reference to Exhibit 10.18 to Amendment
                No. 1 to the Company's Registration Statement on Form S-1 (filed
                May 21, 1998)(Registration No. 333-48261)

(f)   -   Section 262 of the Delaware General Corporation Law (included as
          Annex C to the Offer to Purchase filed herewith as Exhibit
          (a)(1)(A))
(g)   -   None
(h)   -   None

+ Confidential treatment requested for certain portions of this exhibit pursuant to Rule 24b-2 promulgated under the Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.